EDGE CORPORATE FINANCE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity	$	77,378
Deduction for non-allowable assets:		
Accounts receivable		628
Other investments		100
Prepaid expenses		7,327
Other assets		429
Net capital	$	68,894
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable	$	1,479
Total aggregate indebtedness	$	1,479
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Net capital	$	68,894
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	63,894
Percentage of aggregate indebtedness to net capital		2.15%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between the preceding computation and the Company's net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2016.